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March 25, 2021

VIA EDGAR AND E-MAIL

Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Customer Relations Centers, Inc. Schedule 13E-3 Filed on March 17, 2021 Filed by China Customer Relations Centers, Inc., et al.

File No. 005-89862

Dear Mr. Panos:

On behalf of China Customer Relations Centers, Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated March 22, 2021, with respect to the above-referenced Schedule 13E-3, File No. 005-89862 (the “Schedule 13E-3”) filed on March 17, 2021 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold, followed in each case by the responses of the filing persons.

Please note that, except where indicated otherwise, all references to page numbers in the responses are references to the page numbers in the amended preliminary proxy statement on Schedule 13E-3 (the “Revised Proxy Statement”) which has been filed concurrently with the submission of this letter in response to the Staff’s comments. All capitalized terms not otherwise defined herein are defined in the Revised Proxy Statement.

Partners

T C Hill

M Lin

O Chan

D Y C So

C J Dobby

M D R Parsons

N W O Tang

E I Low*

J P Kwan

S K S Li

L H S Leung

A J McGinty

L Davidson

A Croke

J E M Leitch

Counsel

A D E Cobden

K K S Wong

K C W Lee

J S F Yim

J Leung

T Liu

B A Phillips

Foreign Legal Consultants

S Tang

(New York, USA)

B Kostrzewa

(District of Columbia, USA)

*Notary Public

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

Hogan Lovells is part of an international legal practice that includes Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Moscow Munich New York Northern Virginia Paris Perth Philadelphia Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Riyadh Shanghai FTZ Ulaanbaatar Zagreb. Business Services Centers: Johannesburg Louisville. Legal Services Center: Berlin.

The word "partner" is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Hogan Lovells is a member of the Sino Global Legal Alliance with offices in: Beijing Changsha Chengdu Chongqing Dalian Guangzhou Hangzhou Hong Kong Jinan Kunming Lanzhou Shanghai Shenyang Shenzhen Tianjin Wuhan Xiamen Xian and of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela.

The Revised Proxy Statement incorporates the changes made in response to the Staff’s comments, as well as certain other updated information. The Amendment No.1 to the Schedule 13E-3 (the “Amendment to Schedule 13E-3”) has also been filed concurrently with the submission of this letter, which incorporates certain other updated information. In addition, marked copies of the Revised Proxy Statement and the Amendment to Schedule 13E-3 indicating changes against the proxy statement and the Schedule 13E-3 are being provided separately to the Staff via email.

We represent the special committee of the board of directors of the Company. To the extent any response relates to information concerning Mr. Zhili Wang, Mr. Debao Wang, Mr. Guoan Xu, Taiying Group Ltd., Taiying International Inc. and certain other rollover shareholders involved in the merger as set forth in the Revised Proxy Statement (the “Buyer Group”), such response is included in this letter based on information provided to the Company by such other persons or their respective representatives.

Schedule 13E-3

General

1.	Please advise us how the disclosures required by Rule 13e-3(e)(1)(i) and (ii) will be distributed in accordance with Rule 13e-3(f)(1). To the extent the Schedule 13E-3 filing in its entirety will not be distributed, please advise us why the disclosure under Item 9(c) may be withheld given that the specific disclosure regarding inspection and copying does not appear to have been included with the preliminary proxy statement filed as exhibit (a)(1). The generic disclosure appearing on page 99 regarding inspection is insufficient.

In response to the Staff’s comment, the filing persons confirm that the Schedule 13E-3 filing (including the disclosure required by paragraphs (e) of Rule 13e-3) in its entirety will be distributed to unaffiliated security holders. The Company has also updated the disclosure on page 100 of the Revised Proxy Statement, and Item 9(c) on page 10 of the Amendment to Schedule 13E-3.

Item 13. Financial Statements

2.	Financial information has been incorporated by reference from a Form 20-F and Form 6-K. Under General Instruction F of Schedule 13E-3, an express reference must be made to a document that contains the required information. Under Item 16 of Schedule 13E-3 and corresponding Item 1016(a)(5) of Regulation M-A, any document from which required information has been so incorporated must be filed as an exhibit. The reference to “a copy” in General Instruction F is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please revise the exhibit list.

In response to the Staff’s comment, the Company has revised the disclosure on Item 13 on page 11, the exhibit list under Item 16 on page 12 and the exhibit index on page 18, under the Amendment to Schedule 13E-3.

Exhibit (a)(1) – Preliminary Proxy Statement

3.	The legend required by Rule 13e-3(e)(1)(iii) has been printed in bold typeface on page 4 (four) of a cover letter to shareholders. This legend, however, must appear “on the outside front cover page” of a disclosure document regulated under Rule 13e-3. Please revise.

In response to the Staff’s comment, the Company has included the legend required by Rule 13e-3(e)(1)(iii) of the Security Exchange Act of 1934, as amended, on page 1 of the disclosure under the Amendment to Schedule 13E-3 (after the table of contents).

Reasons for the Merger and Recommendation of [ ] the Board, page 32

4.	The disclosure at page 40 indicates that “the Company [ ] believes that the merger agreement, the plan of merger, the articles of merger and the transactions contemplated thereby, including the merger, are substantively and procedurally fair to and in the best interest of the [ ] unaffiliated security holders.” Notwithstanding the determination made regarding fairness from a procedural protection point of view, the disclosure earlier explains that “no director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction and/or preparing a report concerning the fairness of the transaction.” Please advise us, with a view toward revised disclosure, how compliance with Items 1014(c) - (d) of Regulation M-A has been effectuated. Under General Instruction E to Schedule 13E-3, negative responses to any disclosure requirements imposed under Item 8 must be disclosed. See also Responses 20-21 in Release No. 34-17719 (April 13, 1981). Note also that the term “unaffiliated security holder” is defined in Rule 13e-3(a)(4) and that the meaning of the term extends beyond members of “the Buyer Group” named in this filing.

In response to the Staff’s comment, the Company has revised the disclosure on pages 37, 38 and 39 of the Revised Proxy Statement.

Position of the Buyer Group as to the Fairness of the Merger, page 40

5.	Please advise us, with a view toward revised disclosure, how compliance with Items 1014(c) - (d) of Regulation M-A has been effectuated. Under General Instruction E to Schedule 13E-3, negative responses to any disclosure requirements imposed under Item 8 must be disclosed. The Buyer Group appears to have acknowledged only that the merger is subject to the approval by a majority of the Shares entitled to vote as distinguished from a majority of unaffiliated shareholders.

In response to the Staff’s comment, the Company has revised the disclosure on page 42 of the Revised Proxy Statement.

Exhibits (c)(1)-(c)(3) | Disclaimers by Houlihan Lokey (China) Limited

6.	Houlihan Lokey’s repeated representations in the above-captioned exhibits emphasize that its express consent is required before the opinion and discussion materials may be used by any person other than the intended recipient. Consequently, the use of this disclaimer may limit reliance on the associated disclosures by unaffiliated security holders. Please include disclosure in the associated proxy statement and/or these exhibits to remove the implication that unaffiliated security holders are precluded from being eligible to rely upon all of these disclosures by affirmatively stating, if true, that Houlihan Lokey consents to the inclusion of its opinion and materials in this filing and that unaffiliated security holders may rely upon such information without limitation. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the following link as being necessary to clarify security holders’ right to rely on such opinion and materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

In response to the Staff’s comment, the Company has revised the disclosure on page 47 of the Revised Proxy Statement to include statements that (i) Houlihan Lokey has consented to the inclusion of its opinion and the related disclosure content, including the discussion materials in Exhibit (c)-(2) and Exhibit (c)-(3) in this filing; and (ii) the Unaffiliated Shareholders may rely upon the information disclosed in the discussion materials in Exhibit (c)-(2) and Exhibit (c)-(3) in this filing.

* * * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Mr. Zhili Wang, Mr. Debao Wang, Mr. Guoan Xu, Taiying Group Ltd., Taiying International Inc. and certain other rollover shareholders involved in the merger as set forth in the Revised Proxy Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (852) 2840 5026 or by email at stephanie.tang@hoganlovells.com.

Yours sincerely,

/s/ Stephanie Tang

Stephanie Tang

cc:	Tianjun Zhang, Chairman of the Special Committee of the Board of Directors of China Customer Relations Centers, Inc.

Weimin Chen, Houlihan Lokey (China) Limited

Wei Gao, Commerce & Finance Law Offices

Exhibit A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 22, 2021 with respect to the Schedule 13E-3, File No. 005-89862 (the “Schedule 13E-3”) filed on March 17, 2021 by the Company and the other filing persons named therein, each of the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

●	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

China Customer Relations Centers, Inc.

By:	/s/ Tianjun Zhang
Name: Tianjun Zhang
Title: Chairman of the Special Committee

[CCRC - Signature Page to Acknowledgment]

Taiying Group Ltd.

By:	/s/ Zhili Wang
Name: Zhili Wang
Title: Director

Taiying International Inc.

By:	/s/ Zhili Wang
Name: Zhili Wang
Title: Director

Zhili Wang

/s/ Zhili Wang

TAISHANBPO1 Holdings Limited

By:	/s/ Zhili Wang
Name: Zhili Wang
Title: Director

Debao Wang

/s/ Debao Wang

TAISHANBPO2 Holdings Limited

By:	/s/ Debao Wang
Name: Debao Wang
Title: Director

Guoan Xu

/s/ Guoan Xu

TAISHANBPO3 Holdings Limited

By:	/s/ Guoan Xu
Name: Guoan Xu
Title: Director

Qingmao Zhang

/s/ Qingmao Zhang

TAISHANBPO4 Holdings Limited

By:	/s/ Qingmao Zhang
Name: Qingmao Zhang
Title: Director

Long Lin

/s/ Long Lin

[CCRC - Signature Page to Acknowledgment]

TAISHANBPO5 Holdings Limited

By:	/s/ Long Lin
Name: Long Lin
Title: Director

Wilstein Limited

By:	/s/ Long Lin
Name: Long Lin
Title: Director

Jishan Sun

/s/ Jishan Sun

TAISHANBPO6 Holdings Limited

By:	/s/ Jishan Sun
Name: Jishan Sun
Title: Director

Telecare Global Services Limited

By:	/s/ Jishan Sun
Name: Jishan Sun
Title: Director

Yipeng Wang

/s/ Yipeng Wang

Harford Equity Limited

By:	/s/ Yipeng Wang
Name: Yipeng Wang
Title: Director

Ruixiu Wang

/s/ Ruixiu Wang

Sainsberry Limited

By:	/s/ Ruixiu Wang
Name: Ruixiu Wang
Title: Director

[CCRC - Signature Page to Acknowledgment]

Qiaolin Wang

/s/ Qiaolin Wang

Yan Lyu

/s/ Yan Lyu

Xianghui Li

/s/ Xianghui Li

Ning Zou

/s/ Ning Zou

Singeton Management Limited

By:	/s/ Ning Zou
Name: Ning Zou
Title: Director

Liping Gao

/s/ Liping Gao

Yuxiang Qi

/s/ Yuxiang Qi

Yanli Xu

/s/ Yanli Xu

[CCRC - Signature Page to Acknowledgment]